SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013 (Report No. 6)
ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

The press release attached to this Form 6-K is incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: August 29, 2013

Press Release

For Immediate Release

Court Denies T-Mobile USA’s Request for Reconsideration of
Markman Hearing Decision in OTI’s Patent Infringement Lawsuit

Rosh Pina, Israel - August 28, 2013 - On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global provider of near field communication (NFC) and cashless payment solutions, reported  the U.S. District Court for the Southern District of New York has denied T-Mobile USA’s request for reconsideration of the claim construction (Markman) decision in OTI’s patent infringement lawsuit alleging that Near Field Communication (NFC) enabled phones sold by T-Mobile USA infringe OTI’s U.S. Patent No. 6,045,043.

The case was filed in March 2012 and is pending in the District Court for the Southern District of New York. As reported by OTI on June 20, 2013, the Court adopted OTI’s proposed constructions of all disputed terms.

OTI is a pioneer in the contactless payment market and supported MasterCard® and Visa®, among others, in the creation and implementation of contactless transaction processing and payment solutions. OTI provides NFC devices and reader solutions, including the COPNI (Contactless Payment and NFC Insert) device, which adds NFC capability to existing non-NFC enabled mobile phones.

About OTI
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC payment solutions, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. Visit the website: www.otiglobal.com.

Safe Harbor for Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in OTI’s annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

Investor Contact:
Scott Liolios or Matt Glover
Liolios Group, Inc.
949 574 3860
otiv@liolios.com